UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Pinstripes Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

06690B 107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Jerry Hyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,602,652 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,602,652 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,602,652 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)	This amount includes 716,820 shares of Class A Common Stock held directly by the Reporting Person and 3,885,832 shares of Class A Common Stock underlying Warrants, all of which were exercisable in full as of September 30, 2024. The number of shares reported as being beneficially owned by the Reporting Person does not include an aggregate of 447,756 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, subject to certain vesting provisions that have not yet been satisfied.

(2)	The calculation assumes that there is a total of 40,087,785 shares of Class A Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 4, 2024.

Item 1(a).	Name of Issuer:

Pinstripes Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1150 Willow Road, Northbrook, Illinois 60062

Item 2(a).	Name of Person Filing:

This statement is being filed by Jerry Hyman, a Director of the Company (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The residence of the Reporting Person is 4 Nayatt Point Court, Barrington, RI 02806.

Item 2(c).	Citizenship:

See responses to Item 4 on the cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Common Stock CUSIP Number is 06690B 107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on the cover page.

(b)	Percent of class:

See responses to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2024

/s/ Jerry Hyman
Jerry Hyman